TENDER LOVING EMPIRE LLC

AMENDED AND RESTATED OPERATING AGREEMENT

EFFECTIVE: January 1, 2017

TABLE OF CONTENTS

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TENDER LOVING EMPIRE LLC
AMENDED AND RESTATED
OPERATING AGREEMENT

This Amended and Restated Operating Agreement is entered into as of the Effective Date by the Company and by Jared Mees and Brianne Mees, as the Members of the Company.

The Company and the Unit Holders agree as follows:

SECTION 1
THE COMPANY

1.1 **Definitions.** Unless otherwise indicated, capitalized words and phrases used in this Agreement have the meanings set forth on attached Exhibit A.

1.2 **Formation.** The Company was formed upon the execution and filing of the Articles of Organization in accordance with the Act on April 6, 2007.

1.3 **Purpose.** The Company's may engage in any lawful business permitted under the Act.

1.4 **Principal Office.** The Company's principal office will initially be located at 412 NW Couch Street, #412, Portland, OR 97209. The Manager may relocate the Company's principal office or establish additional offices from time to time.

1.5 **Term.** The Company's term commenced on the Effective Date and will continue until the Company's dissolution is complete following a Liquidating Event.

1.6 **Defects as to Formalities.** No failure to observe any formalities or requirements of this Agreement, the Articles or the Act will be grounds for imposing personal liability on the Unit Holders for the Company's liabilities.

1.7 **Title to Property.** The Company will own all Property as an Entity and no United Holder will have any ownership interest in Property in the Unit Holder's individual name or right. Each Unit Holder's interest in the Company will be personal property for all purposes. The Company will hold all Property in the Company's name and not in the name of any Unit Holders.

SECTION 2
CAPITAL STRUCTURE

2.1 **Members.** The Members' and Unit Holders' names, addresses, and the number of Units owned by each, as of the Effective Date are set forth on Exhibit B.

2.2 **No Additional Contributions.** No Member will be required to contribute any additional capital to the Company unless all the Members otherwise agree.

2.3 **Other Matters.** No Unit Holder will:

(a) Demand or receive a return of any Capital Contributions without the Members' consent.

(b) Have the right to receive a distribution of Property other than cash without the Members' consent.

(c) Receive any interest or drawing with respect to any Capital Contributions.

(d) Have personal liability for the repayment of Capital Contributions made by any other Unit Holder.

(e) Have any personal liability for any obligation of the Company.

2.4 **Issuance of Additional Units to Existing Members.** The Company may issue additional Units to one or more existing Unit Holders if the Manager approves the terms of issuance. A Member who receives newly-issued Units will automatically be a Member with respect to the newly-issued Units.

2.5 **Issuance of Units to New Members.** The Company may issue Units to any Person who is not then a Unit Holder if the Manager approves the terms of issuance. The Person will not become a Member unless and until all the conditions described in Sections 10.3(b) and 10.5(b)-10.5(e) are satisfied, as if the issuance is a Transfer and the Person being issued Units is a transferee.

SECTION 3
"S" CORPORATION STATUS

3.1 **Subchapter "S" Status.**

(a) **Election by Company.** The Company has elected to be treated as an "S" corporation within the meaning of the Internal Revenue Code of 1986 (as amended, the "Code"). The Unit Holders presently desire that the Company maintain that status.

(b) **Restrictions.** Each Unit Holder agrees to take all action necessary to preserve the Company's election to be treated as an "S" corporation within the meaning of the Code, and not to take any action that would terminate the Company's status as an "S" corporation. In addition to the other restrictions on the Transfer of Units provided for in this Agreement, no Unit Holder or any successor to any Unit Holder will Transfer, and no person will acquire, beneficial ownership of any Units if such Transfer or acquisition would cause the Company's status as an "S" corporation to terminate. In addition, no Transfer of Units to a trust will be permitted unless the Company has reviewed the trust agreement and has determined, in its sole discretion, that it meets the requirements of Section 1361 of the Code.

(c) **Enforcement Provisions.**

(i) Any Transfer or acquisition of Units in violation of this Section 3 will be void and will not be recognized for any purpose. Each Unit Holder and the successor to each Unit Holder agrees that any Transfer or acquisition in violation of this Section 3 may be enjoined. Any purported Transfer in violation of this Section 3 will not affect the beneficial ownership of Units and the Unit Holder or successor (as applicable) making the purported Transfer will retain the right to vote and the right to receive dividends and liquidation proceeds despite any purported Transfer in violation of this Agreement. The Unit Holder or successor (as applicable) making the purported Transfer will continue to report the share of income, profit, loss, deduction, or credit allocated by the Company in accordance with Section 1361 of the Code with respect to such Units.

(ii) If any Unit Holder makes any Transfer or takes, or fails to take, any other action that causes termination of the Company's status as an "S" corporation (the "Defaulting Unit Holder"), the Manager may obtain from the Internal Revenue Service a waiver of the terminating event on grounds of inadvertence, or commence the appropriate procedure to obtain approval from the Internal Revenue Service to file a new election to be treated as an "S" corporation prior to the expiration of the five (5) year waiting period. If the Company attempts to obtain approval from the Internal Revenue Service to retain its status as an "S" corporation or to file a new "S" corporation election after an inadvertent termination, the Defaulting Unit Holder shall bear all expenses including, without limitation, attorneys' fees and costs associated with such procedure. If the Company is unsuccessful in obtaining approval from the Internal Revenue Service to retain its status as an "S" corporation after an inadvertent termination, or the Company is advised by legal counsel that attempting to obtain such approval is not worthwhile, the Defaulting Unit Holder shall indemnify, reimburse, and hold harmless the Company and its other Unit Holders from all losses, damages, liabilities, obligations, costs (including attorneys' fees) and expenses (including additional income taxes, interest and penalties) resulting from the termination of the Company's status as an "S" corporation. This indemnification shall include, but shall not be limited to, any additional federal, state, and local income taxes payable by the Company and the other Unit Holders in excess of the federal, state, and local income tax liability that would have been paid by them if the Company's status as an "S" corporation had not been terminated on any past, current, or future income or resulting from a Liquidating Event.

(d) **Inadvertent Termination of S Status.** If the Company's status as an "S" corporation is terminated inadvertently, through no fault of any of the Unit Holders, and the Company wishes to obtain a ruling under Section 1362(f) of the Code, each Unit Holder hereby agrees to make any adjustments pursuant to Section 1362(f) of the Code that are approved by the Manager. A Unit Holder's obligation to make such adjustments will continue after the Unit Holder has ceased to own Units and after this Agreement terminates.

(e) **Manager Discretion.** The Unit Holders acknowledge and agree that notwithstanding this Section 3, if approved by the Manager in its sole discretion, the Company may at any time issue, or enter into any agreement or arrangement relating to the issuance of, Units that for any reason would cause the Company's status as an "S" corporation to terminate.

SECTION 4
DISTRIBUTIONS AND ALLOCATIONS

4.1 **Tax Distributions.** As long as the Company elects to be taxed as an "S" corporation or a partnership, the Company agrees that, for each Fiscal Year, it will distribute pro rata among the Unit Holders, based on the number of Units owned by each, Net Cash, if any, multiplied by the highest maximum federal and state income tax rate applicable to the income of any Unit Holder. If any of the Unit Holders are residents of more than one state, this determination shall be made by reference to the highest income tax rate applicable to such income in any state. The Manager's determination of the minimum amount of cash to be distributed to each Unit Holder pursuant to this Section 4.1 shall be binding and conclusive on all of the Unit Holders. The Company will endeavor to make distributions under this Section 4.1 in a timely manner to allow the Unit Holders to pay the estimated and regular tax attributable to such income.

4.2 **Non-Tax Distributions.** Except as otherwise provided in Section 4.1 or Section 12, the Company may distribute Net Cash, if any, to the Unit Holders at such time and in such amounts as the Manager reasonably determines. All distributions will be in proportion to the number of Units owned by each Unit Holder on the date designated for the distribution. There may be extended periods in which Net Cash is retained by the Company and there are limited or no distributions, except as provided in Section 4.1.

4.3 **Allocations.** The Company's items of income, profit, loss, deduction and credit will be passed through to the Unit Holders in proportion to the number of Units owned by each and in accordance with the requirements of Code Section 1366. The Company will not make any special allocations of income, profit, loss, deduction, or credit among the Unit Holders.

SECTION 5
MEMBER MEETINGS

5.1 **Meetings.** A meeting of Members will be held if it is called by Members owning at least 25 percent of the outstanding Units owned by Members. Meetings of Members will be held at the Company's principal office or any other place specified in the notice of meeting.

5.2 **Notice of Meeting.** The Person(s) calling the meeting will deliver to the Members a written notice setting forth the date, time, place and purpose of the meeting at least 30 days before the meeting date.

5.3 **Record Date.** The Persons entitled to notice of and to vote at a Members' meeting, and their respective number of Units held, will be determined as of the record date for the meeting. The record date will be a date, selected by the Manager, not earlier than 30 days nor fewer than 10 days before the meeting. If the Manager does not specify a record date, the record date will be the date on which notice of the meeting was first mailed or otherwise delivered.

5.4 **Proxies.** A Member may be represented at a meeting in person or by written proxy.

5.5 **Voting.** On each matter requiring action by the Members, each Member will be entitled to vote the number of Units owned by the Member. Except as otherwise required by the Articles or this Agreement, a matter requiring the Members' approval or other consent will be deemed approved if it receives the affirmative vote of Members owning a Majority of the outstanding Units owned by Members.

5.6 **Meeting of all Members.** Notwithstanding any other provision of this Agreement, if all of the Members hold a meeting at any time and place, the meeting will be valid without call or notice, and any lawful action taken at the meeting will be the action of the Members.

5.7 **Action Without Meeting.** Any action required or permitted to be taken by the Members at a meeting may be taken without a meeting if a written consent, describing the action taken, is signed by Members owning a sufficient number of Units to have consented to the action at a duly-held meeting of Members. The signed written consent will promptly be (a) included in the Company's minutes or filed with the Company's records of meetings, and (b) sent to each Member who did not sign the written consent.

5.8 **Meetings by Telephone.** Meetings of the Members may be held by telephone conference or by any other means of communication by which all participants can hear each other simultaneously during the meeting, and the participation will constitute presence in person at the meeting.

SECTION 6
MANAGEMENT

6.1 **General.** There will be two Managers until the number is changed by the Members owning a Majority of the outstanding Units owned by Members. A Manager may be either an individual or an Entity. The Members will appoint the Manager. Jared Mees and Brianne Mees will be the Managers.

6.2 **Term.** Each Manager will hold office until the Manager's resignation, removal or death.

6.3 **Resignation; Removal.** A Manager may resign at any time by written notice to the Members. A Manager's resignation will take effect upon delivery of the notice or at a later time specified in the notice. A Manager may be removed by the affirmative vote of Members owning a Majority of the outstanding Units owned by Members. In the event that a Manager ceases to be a Member for any reason, his or her appointment as a Manager will terminate as of the date of the Cessation, without any action on the part of the Members or the remaining Manager(s).

6.4 **Authority of the Managers.** Subject to this Section 6.4, Section 6.5, Section 6.9(a), and unless otherwise prohibited by the Act, the Articles or this Agreement, the Managers will have all supervision, direction and control of the Company's business and affairs, and each Manager may take all action required or desirable to carry out the Company's purposes

and powers. Notwithstanding the foregoing, the following requires the approval of a Majority of the Managers:

(a) Incur any Debt, issue Company notes or other obligations, and in each case, execute any agreement, note, debt instrument, security document and any other document in the name and on behalf of the Company;

(b) Purchase, lease or otherwise acquire, improve, develop, use and otherwise deal in or with any real or personal property or any interest in real or personal property, and make capital expenditures to purchase, develop or improve any real or personal property;

(c) Sell, convey, create a security interest in, or otherwise encumber, lease, exchange, and otherwise dispose of the Company's Property;

(d) License or transfer any portion of the Company's trademarks, trade secrets, or intellectual property;

(e) Purchase, subscribe for or otherwise acquire, own, hold, vote, sell, pledge, otherwise dispose of and otherwise use or deal in or with other interests in or obligations of any other Entity;

(f) Institute, prosecute, and complain and defend in any court in the Company's name;

(g) Lend money, invest Company funds or receive and hold real or personal property as security for repayment of funds so loaned or invested, including loans to a Manager, Member or Company employee and agent;

(h) Be a promoter, incorporator, general partner, limited partner, member, associate or manager of any partnership, joint venture, trust or other entity;

(i) Conduct the Company's business, locate its offices and exercise the powers granted by the Act and the Articles out of Oregon;

(j) Appoint, hire, engage, or terminate Company employees, contractors, and agents, define their duties, and fix their compensation;

(k) Change the Company's name, adopt one or more assumed business names for the Company and take all appropriate action required to effect the same;

(l) Approve any distributions or allocations under Section 4 of this Agreement and interim distributions under Section 63.200 of the Act, including the redemption of an interest in the Company;

(m) Approve any issuance of Units or approve any Transfer of Units;

(n) Amend Exhibit B to account for issuance of additional units and changes in ownership;

(o) Approve any change in the Company's election to be taxed as an "S" corporation;

(p) Approve a transaction involving an actual or a potential conflict of interest between a Member (other than a Manager if the Manager is also a Member) and the Company; and

(q) Approve any action or transaction described in Section 6.5.

The Manager can approve and act on the Company's behalf in any matter that is within the Manager's authority. No person dealing with a Manager will be required to inquire into her authority to bind the Company

6.5 **Restrictions on Authority of Managers**. The Managers may not approve or take any action that would subject a Unit Holder to personal liability in any jurisdiction without the Unit Holder's prior written consent.

(a) The Managers may not take any of the following actions without the consent of Members owning a Majority of the outstanding Units owned by Members or as otherwise specified in this Agreement:

(i) Sell, lease, exchange, transfer and otherwise dispose of all of the Company's Property;

(ii) Approve or enter into any agreement with respect to the merger, recapitalization, dissolution, or liquidation of the Company or convert the Company into another type of Entity;

(iii) Approve or engage in any transaction involving an actual or potential conflict of interest between a Manager and the Company;

(iv) Knowingly do any act that contravenes of this Agreement;

(v) Knowingly do any act that would make it impossible to carry on the ordinary business of the Company;

(vi) Knowingly approve or engage in any act, transaction or matter that this Agreement or the Act specifies must be approved by the Members; or

(vii) Possess the Property, or assign rights in specific Property, for other than a Company purpose.

(b) Notwithstanding the foregoing, if the Act or this Agreement requires a greater vote of more than a simple Majority of the Units owned by the Members, that greater voting requirement will control.

6.6 **Other Agents**. Subject to the terms of this Agreement, the Manager may authorize any agent to enter into any lawful contract or to otherwise act on behalf of the Company. This authority may be general or be confined to specific instances.

6.7 **Compensation and Reimbursement**. Unless approved by a Majority of the Managers, no Manager will receive any salary, fee, or draw for services rendered to or on behalf of the Company.

6.8 **Conflicts of Interest**. A Manager may, on behalf of the Company, enter into transactions, agreements and other relationships with any affiliate or any Person directly or indirectly, controlled by the Manager or in which the Manager owns a substantial interest, and no such transaction or agreement will be deemed to constitute a conflict of interest to the Manager, if transaction or agreement is approved by a Majority of the Managers.

6.9 **Multiple Managers**. If there is more than one Manager, the following provisions will be interpreted in conjunction with the preceding subsections of this Section 6 and will supersede those provisions in the event of conflict.

(a) **Authority of Individual Managers and Manner of Acting**. The act of a Majority of the Managers will be the act of the Managers, unless the vote of a greater proportion or number is otherwise required by the Act, the Articles or this Agreement. Notwithstanding the foregoing, a single Manager may, without the consent of any other Manager, enter into a transaction or series of transactions on behalf of the Company that is (a) within the authority of the Managers, (b) within the ordinary course of the Company's business, and (c) results in (i) the aggregate investment or expenditure of less than $5,000, (ii) the transfer of Property with a fair market value of less than $5,000, (iii) the Company incurring any liability or indebtedness less than $5,000; or (iv) the Company incurring expenses of less than $5,000. Unless otherwise expressly provided in this Agreement or required under applicable law, Managers who have an interest in the outcome of any particular matter may vote upon or consent to the matter.

(b) **Meetings**. Manager meetings, for any purpose or purposes, may be held, in or out of the state of Oregon, on call by any Manager or, if the Managers are all present, may be held without prior call. Written or oral notice stating the place, day and hour of the meeting will be given to each Manager not less than one day before the meeting date. The Managers may participate in a meeting by, or conduct a meeting through, use of any means of communication by which all Managers participating may simultaneously hear each other. A Manager so participating in a meeting is deemed to be present in person at the meeting.

(c) **Action by the Managers Without a Meeting**. Action required or permitted to be taken at a meeting of the Managers may be taken without a meeting if the action is evidenced by a written consent describing the action taken that is signed by all the Managers. The signed written consent will promptly be included is the Company's minutes or filed with the Company's records of meetings.

(d) **Manager Deadlock**. If the Managers are Deadlocked on any issue to be determined by the Managers, the Members will determine the issue by the affirmative vote of the Members owning a Majority of the outstanding Units owned by Members.

6.10 **Appointment of Officers**. The Managers may appoint individuals as officers of the Company with such titles as they may select, including the titles of Chief Executive Officer, President, Chief Financial Officer, Chief Operations Officer, Vice President, Treasurer, and Secretary, to act on behalf of the Company, with such power and authority as the Manager may delegate to them.

SECTION 7
REPRESENTATIONS AND WARRANTIES

Each Unit Holder represents and warrants that: (a) the Unit Holder is acquiring the Unit Holder's Units based on the Unit Holder's own investigation; (b) the Unit Holder's exercise of rights and performance of obligations under this Agreement will be based upon the Unit Holder's own investigation, analysis and expertise; (c) the Unit Holder's acquisition of Units is being made for the Unit Holder's own account for investment, and not with a view to sell or distribute the interest; and (d) the Unit Holder is a sophisticated investor possessing an expertise in analyzing the benefits and risks associated with acquiring investments that are similar to the acquisition of its interest in the Company.

SECTION 8
BOOKS AND RECORDS

8.1 **Books and Records.** The Company will maintain at its principal place of business separate books of accounts for the Company for the three most recent years in a manner that accurately reflects its income, costs and expenses. The Company will also maintain at its principal place of business the following records: (a) each Unit Holder's full name and last-known business or mailing address; (b) copies of the Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed; (c) copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years; and (d) copies of this Agreement and all amendments thereto.

8.2 **Reports**. The Manager will be responsible for preparing the Company's financial reports and coordinating the Company's financial matters with the Company's accountants.

8.3 **Tax Matters**. The Company will prepare and deliver the necessary tax information to each Unit Holder after the end of each Fiscal Year.

SECTION 9
AMENDMENTS

Any Member may propose an amendment to this Agreement at any time. A proposed amendment will be adopted and be effective if it is approved by a Majority of the Managers and the Members owning a Majority of the outstanding Units owned by Members.

SECTION 10
TRANSFERS OF UNITS

10.1 **Restriction on Transfers.** Except as otherwise permitted by this Agreement, no Unit Holder will Transfer any Units. A Unit Holder will be deemed to have Transferred Units if (a) the Unit Holder is an Entity and (b) Control of the Entity changes from the parties that Control the Entity on the Effective Date (or, as applicable, the last date on which the Members approved the then-current Control of the Unit Holder).

10.2 **Permitted Transfers.** Subject to Section 10.3, a Unit Holder may at any time Transfer any Units to (a) any of the Unit Holder's spouse or biological or adoptive lineal ancestors or descendants, provided that a transfer to a Unit Holder's spouse in connection with a divorce or legal separation is not a Permitted Transfer; (b) trusts for the exclusive benefit of the Unit Holder and/or one or more of such spouse, ancestors or descendants, provided that the transferor has power of authority over the trust and the trust is eligible to hold the equity securities of an "S" corporation; (c) the Unit Holder's executor, administrator, trustee, or personal representative to whom such Units are transferred at death if each ultimate beneficiary of such Units is a Person to whom the Unit Holder could otherwise Transfer the Units under this Section 10.2; or (d) any Person approved by the Manager. Any such Transfer pursuant to subsections (a)-(d) of this Section 10.2 are referred to in this Agreement as a "Permitted Transfer".

10.3 **Conditions to Permitted Transfers.** A Transfer allowed by Section 10.2 will not be treated as a Permitted Transfer unless and until the following conditions are satisfied:

(a) The transferor and transferee execute and deliver to the Company the documents and instruments of conveyance necessary to effect the Transfer and confirm the transferee's agreement to be bound by the provisions of this Agreement. The transferor and transferee will reimburse the Company for all costs and expenses that the Company reasonably incurs in connection with the Transfer.

(b) The transferor and transferee furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the transferred Units, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns.

(c) The transferor, if the Company requests, furnishes opinions of legal counsel, which counsel and opinions are satisfactory to the Company, for each of the following items, to the effect that:

(i) The Transfer will not cause the Company to terminate for federal income tax purposes and that the Transfer will not cause the application of the rules of Code Sections 168(g)(1)(B) and 168(h) (generally referred to as the "tax exempt entity leasing rules") or similar rules to apply to the Company, Property, or the Members and Unit Holders;

(ii) Either (A) the Units will be registered under the Securities Act of 1933, as amended, and any applicable state securities laws, or (B) the Transfer is exempt from all applicable registration requirements and the Transfer will not violate any applicable laws regulating the Transfer of securities; and

(iii) The Transfer will not cause the Company to be deemed to be an "investment company" under the Investment Company Act of 1940, as amended.

(d) The Transfer will not result in the termination or revocation of the Company's election to be taxed as an "S" corporation.

10.4 **Prohibited Transfers; Transfer Upon Death.**

(a) Any purported Transfer of Units that is not a Permitted Transfer will be void.

(b) If a court or authority of competent jurisdiction requires the Company to recognize a Transfer that is not a Permitted Transfer, or if Units are Transferred upon the death of the Unit Holder, then (i) the transferee will be deemed to have accepted the Units subject to the provisions of this Agreement and (ii) the Company will have an option to redeem any of the transferred Units within 180 days after the Company receives a copy of the order requiring the Company to recognize the Transfer or notice of the Unit Holder's death, as applicable. The redemption price will be the Fair Market Value of the Units as of the Transfer date, determined as set forth in Section 10.6. The Manager, subject to the approval of the Members as specified in Section 6.5 of this Agreement, may elect on behalf of the Company to redeem the transferred Units by delivering a written notice of its election to the transferee specifying the number of Units to be redeemed. If the Company elects to redeem any such Units, the Company will pay the Fair Market Value of the Units to the transferee in 60 equal monthly payments including interest at the lowest rate that will not result in the imputation of interest under Code Sections 483 or 1274. The redemption will close on a date set by the Manager that is no later than 30 days after the Fair Market Value of the Units is finally determined. The first monthly payment will be due 30 days after the closing date of the redemption. The Manager may assign the Company's right to purchase Units under this Section 10.4(b) to any Member.

(c) Any transferred Units transferred that the Company or its assignee does not purchase pursuant to Section 10.4(b) will be limited in accordance with Section 10.7 and the Company may apply allocations and distributions with respect to the Units (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages (including without limitation, incremental tax liability and attorney fees and expenses incurred in negotiations, trial preparation, at trial, on appeal or in bankruptcy) that the transferor or transferee of the Units may have to the Company.

(d) If a Transfer or attempted Transfer of Units is not a Permitted Transfer, the parties engaging or attempting to engage in the Transfer will be liable to indemnify and hold harmless the Company and the other Unit Holders from all costs, liabilities and damages that any of the indemnified Persons incur (including without limitation, incremental tax liability and attorney fees and expenses incurred in negotiations, trial preparation, at trial, on appeal or in

bankruptcy) as a result of the Transfer or attempted Transfer and efforts to enforce this indemnity; *provided, however*, this Section 10.4(d) will not apply to a Transfer of Units upon the Unit Holder's death.

(e) If a Unit Holder withdraws in violation of this Agreement and a court or other authority of competent jurisdiction requires the Company to distribute to the withdrawing Unit Holder the fair value of the Unit Holder's Units, the fair value of the Units will equal the Fair Market Value of the Units as of the withdrawal date, determined as set forth in Section 10.6. The distribution will consist of such property as the Manager determines, and will be made within 30 days after the Fair Market Value of the Units is finally determined. No such Unit Holder may participate in any determination or decision in connection with the withdrawal.

10.5 **Admission of Unit Holders as Members.** If a transferee of Units is a Member at the time of the Transfer, or if the Transfer is permitted pursuant to Sections 10.2 and 10.3, the transferee will automatically become a Substitute Member as to the transferred Units. Except as set forth in the immediately preceding sentence and subject to the other provisions of this Section 10, a transferee of Units may be admitted to the Company as a Substitute Member only after satisfying all the following conditions:

(a) The Members owning a Majority of the outstanding Units owned by Members consent to the admission, which consent may be withheld for any reason;

(b) The transferee becomes a party to this Agreement as a Member and executes all documents that the Members reasonably request to admit the transferee as a Member and confirm its agreement to be bound by this Agreement;

(c) The transferee pays or reimburses the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the admission of the transferee as a Member;

(d) The transferee has made each of the applicable representations and undertaken the warranties applicable to it under Section 7; and

(e) If the transferee is not an individual of legal Majority, the transferee provides evidence satisfactory to the Company of transferee's authority to become a Member and to be bound by this Agreement.

10.6 **Calculation of Fair Market Value.** This Section 10.6 sets forth the procedure for determining the Fair Market Value of Units for purposes of Sections 10.4(b), 10.4(e), 10.7, and 11.4(b). If the Company and the Person from whom the Units are being acquired (the "Seller") do not agree on the Fair Market Value of the subject Units within 30 days after the Company (as applicable) (i) delivers the redemption notice pursuant to Sections 10.4(a) or 11.4(b), or (ii) is ordered to make a distribution pursuant to Section 10.4(e), then an appraiser or appraisers will determine the Fair Market Value of the subject Units as follows:

(a) The Company will obtain an appraisal of the subject Units' Fair Market Value (the "First Appraisal"). If the Seller agrees with the First Appraisal, then the appraisal will be the Fair Market Value of the Units.

(b) If the Seller does not agree with the First Appraisal, then the Seller will obtain a second appraisal (the "Second Appraisal"). If the Second Appraisal's Fair Market Value of the subject Units is within 20% of the First Appraisal, then the Fair Market Value of the Units will be the average of the two appraisals.

(c) If the Second Appraisal differs by more than 20% from the First Appraisal, then the two appraisers will select a third appraiser who will appraise the Units' Fair Market Value (the "Third Appraisal"). The Third Appraisal will be averaged with the previous appraisal that is closest to the Third Appraisal (i.e., the appraisal that is furthest from the Third Appraisal will not be used in determining the Units' Fair Market Value), and the average of the two appraisals will be the Fair Market Value of the Units.

(d) The Company and the Seller each will pay for its own appraiser and the cost of the third appraiser, if used, will be paid 1/2 by the Seller and 1/2 by the Company. Each appraiser selected will (i) have an ABV accreditation and at least 10 years of experience appraising ownership interests in businesses similar to the Company and (ii) use the AICPA Business Valuation Standards.

(e) The appraiser(s)' determination of the Units' Fair Market Value pursuant to this Section will: (i) be made under the assumption that the Unit Holder is not, and was not, a Member and has or had only Economic Rights with respect to such Units; (ii) apply appropriate discounts for marketability, minority interest and other factors relevant to the Units, including but not limited to any reduction in the value of the Company's Units arising from the former Unit Holder's cessation of services to the Company (such as impairment of the Company's goodwill or any anticipated reduction in Company revenues), and (iii) be conclusive and binding on the parties.

10.7 **Rights of Unadmitted Assignees**. To the fullest extent permitted by law, a Person who acquires one or more Units but who is not admitted as a Substitute Member pursuant to Section 10.5 will be entitled only to the Economic Rights with respect to the Units.

10.8 **Transfer of Units by Last Remaining Unit Holder**. Notwithstanding any other provision of this Agreement, if at any time all the Units are Transferred, the transferee will automatically become a Substitute Member and the Company will be continued.

10.9 **Outstanding Indebtedness of Unit Holders of the Company**. Any debt due to the Company by a Unit Holder who sells Units to the Company will be payable according to its terms, provided that any payment due under this Agreement by the Company to purchase that Unit Holder's Units (including any distribution made pursuant to Section 10.4(e)) may, at the Company's option, be applied to discharge the Unit Holder's indebtedness to the Company until the indebtedness is fully discharged. Any amount applied to discharge a Unit Holder's indebtedness to the Company will be deemed payment to the Unit Holder.

SECTION 11
CESSATION OF A MEMBER

11.1 **Cessation**. A Person will cease to be a Member upon the happening of any of the following events with respect to the Person:

(a) withdrawal if allowed by Section 11.2;

(b) expulsion pursuant to Section 11.3;

(c) Bankruptcy;

(d) if the Member is a natural person, the death or the entry of an order by a court of competent jurisdiction adjudicating the Member incompetent to manage the Member's personal estate;

(e) if the Member is acting as a Member by virtue of being trustee of a trust, the termination of the trust (but not merely the substitution of a new trustee);

(f) if the Member is an Entity other than a corporation, the dissolution and commencement or winding up of the separate Entity;

(g) if the Member is a corporation, the filing of articles of dissolution or its equivalent, for the corporation or the revocation of its charter;

(h) if the Member is an estate, the distribution by the fiduciary of the estate's entire interest in the Company; or

(i) the Transfer of all the Member's Units in one or more Permitted Transfers.

11.2 **Withdrawal.** A Unit Holder has no power to withdraw voluntarily from the Company without the consent of all the Members.

11.3 **Expulsion**. A Member may be expelled from the Company upon a determination by a court of competent jurisdiction in a decision from which no appeal can be taken that (i) the Member has been guilty of wrongful conduct that adversely and materially affects the Company's business or affairs, or (ii) has willfully and persistently committed a material breach of the Articles or this Agreement. An expelled Member will be treated as having withdrawn voluntarily from the Company in breach of this Agreement on the date of the court's determination.

11.4 **Rights upon Cessation**. If any Person ceases to be a Member before the Term expires, the following will apply:

(a) The Person will be treated as a mere creditor of the Company from the date of Cessation until the Person has received all distributions to which the Person is or may be due under this Agreement.

(b) If the Cessation is not caused by, and does not result in, a Permitted Transfer, then the Company will have the option for 180 days after the Company receives notice of the event of Cessation to redeem all or any portion of the Person's Units. The Redemption Price will equal the Fair Market Value of the Units as of the date of Cessation, which amount will be reduced by any damages sustained by the Company as a result of a violation of the terms of this Agreement by such Person, unless such Member ceased to be a Member under Section 11.1(k) for Cause. If the Member ceased to be a Member for Cause under Section 11.1(k), then the Redemption Price will equal the lesser of, as of the date of Cessation, the Fair Market Value of the Units, or the Unit Holder's original cost for the Units, which amount will be reduced by any damages sustained by the Company as a result of a violation of the terms of this Agreement by such Person. The Manager, subject to the approval of the Members as specified in Section 6.5 of this Agreement, may elect to redeem the Person's Units by delivering a written notice of its election to the Person specifying the number of Units to be redeemed. If the Company elects to redeem the Units, the Company will pay the Fair Market Value of the Units in 60 equal monthly payments including interest at the lowest rate that will not result in the imputation of interest under Code Sections 483 or 1274. The redemption will close on a date set by the Company that is no later than 30 days after the Fair Market Value of the Units is finally determined. The first monthly payment will be due 30 days after the closing date of the redemption. If the Company does not redeem all of the Person's Units, the Person will be deemed a Unit Holder (and not a Member) with respect to the remaining Units, the remaining Units will be limited pursuant to Section 10.7, and the Person may Transfer the Units only in compliance with Section 10. The Company may assign its right to purchase Units under this Section 11.4(b) to any Member.

SECTION 12
DISSOLUTION AND WINDING UP

12.1 **Liquidating Events.** The Company will dissolve and commence winding up and liquidating upon the first to occur of any of the following Liquidating Events:

(a) The vote of the Members owning a Majority of the outstanding Units owned by Members to dissolve, wind up and liquidate the Company;

(b) A Sale of the Company; or

(c) The happening of any other event that makes it unlawful, impossible, or impractical to carry on the Company's business.

Notwithstanding any provision of the Act, the Company will not dissolve prior to the occurrence of a Liquidating Event.

12.2 **Winding Up.** Upon the occurrence of a Liquidating Event, the Company will continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members, and no Member or Manager will take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. To the extent not inconsistent with the foregoing, all covenants and obligations in this Agreement will continue in full force and effect until such time

as the Property has been distributed pursuant to this Section 12.2. The Manager will be responsible for overseeing the winding up and dissolution of the Company, will take full account of the Company's liabilities and Property, will cause the Property to be liquidated as promptly as is consistent with obtaining its fair value, and will cause the proceeds, to the extent sufficient, to be applied and distributed in the following order:

(a) First, to the payment and discharge of all of the Company's debts and liabilities to creditors (including Members to the extent permitted by law);

(b) Second, to the payment and discharge of all of the Company's debts and liabilities to Members that are not paid and discharged pursuant to Section 12.2(a); and

(c) Third, the balance, if any, to the Unit Holders in proportion to the number of Units owned by each.

12.3 **Rights of Members and Unit Holders**. Each Unit Holder will look solely to the Company's assets for the return of the Unit Holder's Capital Contribution and will have no right or power to demand or receive property other than cash from the Company.

SECTION 13
INDEMNIFICATION

13.1 **Managers and Members**. The Company will indemnify to the fullest extent permitted by law any Person who is made or threatened to be made a party to, witness in, or otherwise involved in, any action, suit or proceeding (a "Claim"), whether civil, criminal, administrative, investigative or otherwise (including an action, suit or proceeding by or in the right of the Company), by reason of the fact that the person (an "Indemnified Person") is or was a Member or Manager of the Company, or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the Company, or serves or served at the request of the Company as a director, manager, officer, employee or agent or as a fiduciary of an employee benefit plan, of another limited liability company, corporation, partnership, joint venture, trust or other enterprise. The Company will advance to or pay on behalf of an Indemnified Person expenses (including attorney fees and disbursements) incurred or to be incurred by the Indemnified Person in defending a Claim to the fullest extent permitted by law; *provided, however*, (a) the Company will have no duty of advancement or payment in connection with any Claim made by or on behalf of the Company, and (b) the Company may recover from an Indemnified Person any advance or payment if it is subsequently determined by a court decision from which no appeal may be taken that the Indemnified Person was not entitled to be indemnified with respect to the Claim. Any indemnification provided pursuant to this Section 13.1 will not be exclusive of any rights to which the Indemnified Person may otherwise be entitled under any provision of the Articles, this Agreement, any other agreement, statute, policy of insurance, vote of Members or Managers, or otherwise.

13.2 **Employees and Agents**. The Company may, if the Members so determine, indemnify any employee or agent of the Company for any Claim incurred by the employee or agent in connection with the performance of his duties as the Company's employee or agent.

13.3 **Limitation of Liability**. To the fullest extent permitted by law, no Indemnified Person will be personally liable to the Company or its Unit Holders for damages by reason of any act or omission that the Indemnified Person believed to be in the interests of the Company.

SECTION 14
MISCELLANEOUS

14.1 **Confidentiality and Restrictive Covenants.**

(a) The Unit Holders acknowledge and agree to keep secret and maintain in confidence the terms of this Agreement and all confidential and proprietary information and data of the Company disclosed to him or her ("Confidential Information"). Further, the Unit Holders agree that the Confidential Information of the Company is a valuable, special and unique asset and is the sole and exclusive Property of the Company. No Unit Holder will, during the term of this Agreement or after termination of this Agreement for any reason, disclose or use any Confidential Information of the Company for the benefit of itself or any other Person. Each Unit Holder acknowledges and agrees that all originals and all copies of advertisements, signs, pamphlets, documents, records, reports, files, correspondence, lists, plans, drawings, books, memoranda, notes, sketches, summaries, schedules, codes, tapes, samples, account cards, price lists, customer lists, brochures and other documentation and property containing any Confidential Information are and will be the sole and exclusive Property of the Company, and will be returned upon the earlier of (a) termination of this Agreement, or (b) when the Unit Holder no longer holds any Units.

(b) At any time that a Person is a Unit Holder, and for a period of 18 months following termination of such ownership for any reason, such Person will not, directly or indirectly, own, manage, operate, control, finance, be employed by, serve as an independent contractor to or participate in the ownership, management, control or financing of, or be connected as a principal, representative, investor, owner, partner, manager, employee, independent contractor, joint venturer or otherwise with, or permit such Person's name to be used by or in connection with, any business or enterprise that provides the same or similar products or services as the Company; provided; however, that nothing in this Section 14.1(b) will restrict any Person from owning less than 1% of any publicly traded corporation. Subject to the foregoing, any Unit Holder may engage independently or with others in any other business or venture, without: (a) breaching any duty owed to the Company or any Unit Holder; (b) any obligation to account to the Company or the Unit Holders for businesses or investments or for business or investment opportunities; and (c) any obligation to offer the Company or the Unit Holders the opportunity to participate in acquiring other real or personal property or in any other business investment or venture.

(c) At any time that a Person is a Unit Holder, and for a period of 18 months after termination of such ownership for any reason, such Person will not, directly or indirectly: (a) solicit, divert, or take away, or attempt to solicit, divert or take away, any Person that was or is at any time during such nonsolicitation period a customer, client, supplier, lessor, licensor, or other business associate or relationship of the Company, or (b) solicit the employment or

services of any Person that is or was employed by, or provided services to, Company during such nonsolicitation period.

(d) The Unit Holders agree that both the noncompetition and the nonsolicitation covenants described in Sections 14.1(b) and 14.1(c), above, will be extended by a time period equal to any time during which engages in any activities that violate those covenants.

(e) Unit Holders acknowledge and agree that the duration, scope and geographic area of the obligations described in this Section 14.1, are fair, reasonable and necessary in order to protect Company's good will and legitimate business interests, that Unit ownership is adequate consideration for those obligations. If, however, any court of competent jurisdiction determines for any reasons that the duration, scope or geographical area of any of those obligations is not reasonable, that the consideration therefor is inadequate or is unenforceable for any reason, the provision is to be modified or rewritten by such court to include as much of the duration, scope or geographic area identified in those obligations as will render those obligations valid and enforceable.

(f) The termination of this Agreement will not release any Unit Holder from any of its obligations under this Section 14.1.

14.2 **Employee Rights**. Nothing in the Agreement will confer upon any Person any right to continue to provide services to the Company for remuneration or otherwise, or will interfere in any way with the right of the Company, from terminating such Person's relationship with the Company as a service provider at any time, for any reason, with or without cause, or to increase or decrease such Person's compensation or benefits.

14.3 **Notices**. All notices and communications given pursuant to this Agreement will be in writing and personally delivered, sent by certified or registered mail, return receipt requested, overnight courier, and addressed as follows, or to such other address as the Person may from time to time specify by notice to the Company and the Unit Holders:

(a) If to the Company, to the address set forth in Section 1.4; and

(b) If to a Member or Manager, to the last available address set forth in the Company's records.

The notice will be deemed to be delivered, given, and received for all purposes as of the date so delivered.

14.4 **Binding Effect**. Except as otherwise provided in this Agreement, every provision of this Agreement will bind and inure to the benefit of the Unit Holders and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

14.5 **Time**. Time is of the essence with respect to this Agreement.

14.6 **Headings.** Section and other headings contained in this Agreement are for reference purposes only.

14.7 **Severability**. If any term or provision of this Agreement is illegal or invalid for any reason whatsoever, the unenforceability or invalidity will not affect the enforceability or validity of the remainder of this Agreement unless enforcement of this Agreement without the invalid or unenforceable clause would be grossly inequitable under the circumstances or would frustrate the primary purposes of this Agreement.

14.8 **Incorporation by Reference**. Each exhibit that is attached to this Agreement and that this Agreement refers to is incorporated in this Agreement by reference unless this Agreement expressly otherwise provides.

14.9 **Further Action**. Each Unit Holder, upon the request of any Unit Holder, will perform all further acts and execute, acknowledge, and deliver any documents that are reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

14.10 **Variation of Pronouns**. All pronouns will be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons requires.

14.11 **Governing Law**. The laws of the state of Oregon will govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Unit Holders.

14.12 **Specific Performance**. The Unit Holders would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms. Monetary damages would provide an inadequate remedy. Accordingly, in addition to any other remedy at law or in equity, the nonbreaching Unit Holders will be entitled to injunctive relief to prevent breaches of this Agreement and specifically to enforce this Agreement.

14.13 **Waiver of Action for Partition; No Action for Company Accounting**. Each Unit Holder irrevocably waives any right that the Unit Holder may have to maintain any action for partition with respect to any of the Property. To the fullest extent permitted by law, each Unit Holders covenants that it will not (except with the consent of the Unit Holders) file an action for Company accounting.

14.14 **Counterpart Execution**. This Agreement may be executed in any number of counterparts with the same effect as if all of the Unit Holders had signed the same document. All counterparts will be construed together and will constitute one agreement.

14.15 **Integration**. This Agreement is the entire agreement among the parties concerning its subject matter and supersedes all prior and contemporaneous oral and written agreements, commitments, and understandings concerning that subject matter.

14.16 **Legal Counsel**. ***This Agreement was prepared by Tonkon Torp LLP on behalf of the Company. The Unit Holders, and any other Person who becomes a party to this Agreement, acknowledges that:***

(a) ***Tonkon Torp LLP represents the Company, and not any other Person, with respect to the Company's organization and the preparation of this Agreement; and***

(b) ***Each Unit Holder, and any other Person who becomes a party to this Agreement, should consult with independent legal counsel to protect such Person's interests.***

The Company and the Unit Holders have entered into this Agreement as of the Effective Date.

COMPANY:

TENDER LOVING EMPIRE LLC

By: ______________________________
Jared Mees, Manager

By: ______________________________
Brianne Mees, Manager

UNIT HOLDERS:

____
Jared Mees

____
Brianne Mees

____
Terry St. Marie

038568/00001/7597232v2

TENDER LOVING EMPIRE LLC
AMENDED AND RESTATED
OPERATING AGREEMENT

EXHIBIT A
DEFINITIONS

A1. **Definitions**. Words and phrases used in the Agreement have the meanings set forth below.

A1.1 "**Act**" means the Oregon Limited Liability Company Act, as amended from time to time (or any corresponding provisions of succeeding law).

A1.2 "**Agreement**" or "**Operating Agreement**" means this Tender Loving Empire LLC Amended and Restated Operating Agreement, as amended from time to time.

A1.3 "**Articles**" means the Amended and Restated Articles of Organization of the Company as filed with the Oregon Secretary of State, as further amended from time to time.

A1.4 "**Bankruptcy**" means, with respect to any Person, (a) without the consent or acquiescence of the Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief under any present or future bankruptcy, insolvency or similar statute, law or regulation, or the filing of such a petition against the Person, which petition will not be dismissed within 90 days, or, without the consent or acquiescence of the Person, the entering of an order appointing a trustee, custodian, receiver, or liquidator of the Person, or of all or any substantial part of the property of the Person, which order will not be dismissed within 60 days; or (b) the inability of the Person generally to pay its debts as they become due, or an admission in writing by the Person of its inability to pay its debts generally or a general assignment by the Person for the benefit of creditors; the filing of any petition or answer by the Person seeking to adjudicate itself as bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of the Person or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for the Person or for any substantial part of its property; or corporate action taken by the Person to authorize any of the actions set forth above.

A1.5 "**Capital Contributions**" means, with respect to any Unit Holder, the amount of money and the net fair market value of any Property (other than money) or services contributed or to be contributed to the Company with respect to the interest in the Company held by the Person.

A1.6 "**Cause**" means (a) fraud, embezzlement, or the misappropriation of a material portion of Company Property; (b) failure or neglect to perform any responsibilities in any material way and such failure or neglect is not cured to the satisfaction of the Company's

manager within 30 days after Recipient receives written notice of the breach; (c) breach of any of the terms or conditions of, or default under, this Agreement, any Unit Award Agreement with the Company, any employment agreement with the Company, or any independent contractor agreement with the Company, and such breach is not cured in accordance with the terms of such agreement within the time period specified in such agreement; or (d) being convicted of, or pleading to, a felony.

A1.7 "**Cessation**" means any action that causes a Person to cease to be a Member as described in Section 11.

A1.8 "**Claim**" has the meaning set forth in Section 13.1.

A1.9 "**Code**" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

A1.10 "**Company**" means the limited liability company formed pursuant to the Articles, this Agreement and the Act and the limited liability company continuing the business of this Company in the event of dissolution as provided in this Agreement.

A1.11 "**Control**" means possession, directly or indirectly (through one or more intermediaries or other means), of the power to direct or cause the direction of management or other policies of the Unit Holder through the ownership of voting securities (or any other interest or interests), by contract, or through other means.

A1.12 "**Deadlock**" and "**Deadlocked**" means that (a) one-half of the Persons entitled to vote on proposed action requiring Majority approval vote in favor of the proposed action, (b) one-half of the Persons entitled to vote on such action vote against it, and (c) such Persons do not resolve their difference within 15 days of their initial vote.

A1.13 "**Debt**" means (a) any indebtedness for borrowed money or deferred purchase price of property or evidenced by a note, bonds, or other instruments, (b) obligations as lessee under capital leases, (c) obligations secured by any mortgage, pledge, security interest, encumbrance, lien or charge of any kind existing on any asset owned or held by the Company whether or not the Company has assumed or become liable for the obligations secured by the property or (d) obligations under direct or indirect guarantees of (including obligations (contingent or otherwise) to assure a creditor against loss in respect of) indebtedness or obligations of the kinds referred to in clauses (a), (b) or (c) above, provided that Debt will not include obligations in respect of any accounts payable that are incurred in the ordinary course of the Company's business and are not delinquent or are being contested in good faith by appropriate proceeding

A1.14 "**Economic Rights**" means a Unit Holder's share of the income profit, loss, deduction, and credit of Property pursuant to the Act and this Agreement, but will not include the right to participate in the Company's management, any right to Company information, or any other rights reserved to Members under the Act or this Agreement.

A1.15 "**Effective Date**" means January 1, 2017.

A1.16 "**Entity**" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

A1.17 "**Fair Market Value**" of Units means the fair market value of the Units in question, as determined in accordance with Section 10.6.

A1.18 "**First Appraisal**" has the meaning set forth in Section 10.6(a).

A1.19 "**Fiscal Year**" means (a) the period commencing on the Effective Date and ending on December 31, (b) any subsequent 12-month period commencing on January 1st and ending on December 31st or (c) any portion of the period described in clause (b) for which the Company is required to allocate income, profit, loss, deduction, and credit pursuant to Section 4.3.

A1.20 "**Indemnified Person**" has the meaning set forth in Section 13.1.

A1.21 "**Liquidating Event**" has the meaning set forth in Section 12.1.

A1.22 "**Majority**" means more than 50 percent.

A1.23 "**Manager**" means each Person appointed or elected to manage the Company's affairs as provided in Section 6.1. "**Managers**" means all such Persons.

A1.24 "**Member**" means any Person who (a) owns at least one Unit, (b) is listed in Section 2.1 of this Agreement or has become a Member or Substitute Member pursuant to the terms of this Agreement, and (c) has not ceased to be a Member pursuant to the terms of this Agreement. "Members" means all such Persons.

A1.25 "**Net Cash**" means the gross cash proceeds from Company operations (including sales and dispositions of Property in the ordinary course of business) and from all sales and other dispositions (other than in the ordinary course of business) and all refinancings of Property, less the portion used to pay or establish reserves for all Company expenses, debt payments, capital improvements, acquisitions of assets of or interests in another Person, research and development, replacements and contingencies, all as determined by the Manager. "Net Cash" will not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but will be increased by any reductions of reserves previously established pursuant to the first sentence of this definition.

A1.26 "**Permitted Transfer**" means a Transfer of Units that complies with Sections 10.2 and 10.3.

A1.27 "**Person**" means any individual or Entity.

A1.28 "**Property**" means all tangible and intangible real and personal property acquired or owned by the Company and any improvements to Property.

A1.29 "**Second Appraisal**" has the meaning set forth in Section 10.6(b).

A1.30 "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other Person, or any other reorganization, other than any such consolidation, merger or reorganization in which the Unit Holders immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which a Majority of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

A1.31 "**Seller**" has the meaning set forth in Section 10.6.

A1.32 "**Substitute Member**" means a transferee of Units who has been admitted as a Member in accordance with Section 10.5.

A1.33 "**Term**" will be as set forth in Section 1.5.

A1.34 "**Third Appraisal**" has the meaning set forth in Section 10.6(c).

A1.35 "**Transfer**" when used as a noun, means any sale, assignment, exchange, gift, devise, hypothecation, pledge, encumbrance, attachment, levy, foreclosure, sale by legal process under execution, attachment or receivership, sale or retention of any Units or interest in Units by a secured party after a default, change in the beneficial ownership or the trustee of any trust which is a Unit Holder, change of ownership ordered by any court pursuant to dissolution of marriage, withdrawal in violation of this Agreement or otherwise, or other change in ownership, voluntary or involuntary. "Transfer," when used as a verb, means transferring any Units or interests in Units by any means as set forth in the previous sentence.

A1.36 "**Unit**" means an ownership interest in the Company.

A1.37 "**Unit Holder**" means any Person who owns at least one Unit, regardless of whether the Person has been admitted to the Company as a Member. "**Unit Holders**" means all such Persons.

TENDER LOVING EMPIRE LLC
AMENDED AND RESTATED
OPERATING AGREEMENT

EXHIBIT B
CAPITALIZATION

Amended as of
December 5, 2020

UNIT HOLDER	UNITS OUTSTANDING	PERCENT OUTSTANDING
Brianne Mees	510,000	51.00%
Jared Mees	490,000	49.00%
TOTALS	**1,000,000**	**100.00%**